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                          June 16, 2023

       Kenneth Krause
       Executive Vice President, Chief Financial Officer
       ROLLINS INC
       2170 Piedmont Road, N.E.
       Atlanta, Georgia 30324

                                                        Re: ROLLINS INC
                                                            Registration
Statement on Form S-3
                                                            Filed June 5, 2023
                                                            File No. 333-272422

       Dear Kenneth Krause:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Taylor
Beech at 202-551-4515 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services
       cc:                                              David S. Huntington,
Esq.